

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 3, 2015

Via E-mail
Young-Joon Kim
Chief Executive Officer
MagnaChip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
1, Allée Scheffer, L-2520
Luxembourg, Grand Duchy of Luxembourg

> **Re: MagnaChip Semiconductor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed May 28, 2015**
> **File No. 1-34791**

Dear Mr.Kim:

We refer you to our comment letter dated August 7, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance

Theodore S. Kim
Chief Compliance Officer,
Executive Vice President,
General Counsel and Secretary
MagnaChip Semiconductor Corporation

W. Stuart Ogg
Partner
Jones Day